

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

James A. J. Nickolas
Senior Vice President and Chief Financial Officer
Martin Marietta Materials Inc.
2710 Wycliff Road
Raleigh, North Carolina

> **Re: MARTIN MARIETTA MATERIALS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-12744**

Dear Mr. Nickolas:

We have reviewed your June 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Form 10-K

Properties, page 27

1. We note your response to comment 2 indicating your original filing disclosed the reserve prices and that no change was necessary. Your original filing used the average selling price to estimate a value for your resources and reserves by region and material classification. Your proposed revision to the resource and reserve tables only discloses your regional average selling prices by region and material classification. Please disclose the resource/reserve prices used to estimate your resources and reserves, which are separate from your average selling price. See Items 1302(e)(4) and 1303(b)(3)(iv) of Regulation S-K.

You may contact Ken Schuler, Mine Engineer, at (202) 551 - 3718 or Craig Arakawa, Accounting Branch Chief, at (202) 551 - 3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation